SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934 - No fee required

For the Fiscal year ended: December 31, 2002

[ ] TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE

SECURITIES EXCHANGE ACT OF 1934 - No fee required

For the transition period from _____ to _____

Commission File Number: 0-13888

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS & INVESTMENT PLAN

_________________________________________________________________

(Full title of plan)

CHEMUNG FINANCIAL CORPORATION

_____________________________________

(Name of issuer of the securities held pursuant to the plan)

One Chemung Canal Plaza, P.O. Box 1522

Elmira, New York 14902

(607) 737-3711

___________________________________

(Address of principal executive offices)

Table of Contents

Page

Independent Auditors' Report 1

Statements of Net Assets Available for Plan Benefits at December 31, 2002 and 2001 3

Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2002 and 2001 4

Notes to Financial Statements 5

Schedules

1 Schedule G, Part III - Nonexempt Transactions 12

2 Schedule H, Line 4i - Schedule of Assets (Held at End of Year) 13

3 Schedule H, Line 4j - Schedule of Reportable Transactions 14

EXHIBIT INDEX
Exhibit Number	Description

23	Consent of KPMG LLP
99	906 Certification

Independent Auditors' Report

To the Pension and Profit Sharing Committee
Chemung Canal Trust Company:

We have audited the accompanying statements of net assets available for plan benefits of the Chemung Canal Trust Company Profit Sharing, Savings, and Investment Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as explained in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As permitted by 29 CFR 2520.103-8 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), investment assets held by Chemung Canal Trust Company, the Trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan's 2001 financial statements, except for comparing the information provided by the Trustee, which is described in note 7, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan's financial statements as of December 31, 2001, and for the year then ended. The form and content of the information included in the 2001 financial statements, other than that derived from the information certified by the Trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA.

In our opinion, the financial statements referred to above as of December 31, 2002, and for the year then ended, present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002, and the changes in net assets available for plan benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan's financial statements as of and for the year ended December 31, 2002, was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of nonexempt transactions, assets held at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2002, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Accounting principles generally accepted in the United States of America require disclosure about the net assets and significant components of the changes in net assets relating to nonparticipant-directed investment programs. Effective July 1, 2002, all amounts in the Plan are participant-directed. The participant-directed and nonparticipant-directed amounts and changes therein prior to July 1, 2002 could not be separately determined by the Plan's management and have been reported and disclosed in the aggregate.

Albany, New York /s/KPMG LLP
June 24, 2003

Statements of Net Assets Available for Plan Benefits
December 31, 2002 and 2001
	2002	2001
Investments, at fair value:
Chemung Financial Corporation common stock	$7,026,523	11,135,826
Chemung Canal Trust Company common trust funds:
Short-Term Bond Fund	1,339,484	846,760
Core Bond Fund	1,450,940	490,008
Core Growth Fund	1,588,181	2,319,012
Growth and Income Fund	923,060	724,936
Mutual funds:
Federated Prime Obligations Fund	228,681	118,109
Federated Automated Cash Management	222,734	466,119
Federated Stock Trust Fund	244,262	271,745
Artisan International Fund	230,117	-
Dodge & Cox Stock Fund	1,491,668	-
Nicholas-Applegate International Growth Opportunities Fund	214,210	-
Vanguard Index Trust 500 Index Fund	246,833	-
Westport Select Cap Fund	315,150	-
AIM Small Cap Growth Fund	248,446	138,186
Federated Max-Cap Index Fund	-	372,067
Federated International Equity Fund	-	92,750
Federated International Small Company Fund	-	106,934
Total investments	15,770,289	17,082,452
Cash and cash equivalents	49,865	8,480
Accrued interest and dividends receivable	60,569	87,839
Employer contributions receivable	152,582	200,000
Employee contributions receivable	7,000	-
Net assets available for plan benefits	$16,040,305	17,378,771
See accompanying notes to financial statements.

Statements of Changes in Net Assets Available for Plan Benefits
Years ended December 31, 2002 and 2001
	2002	2001
Additions to (deductions from) net assets attributed to:
Net (depreciation) appreciation in fair value of investments:
Chemung Financial Corporation common stock	$(714,983)	3,774,812
Chemung Canal Trust Company common trust funds	(663,947)	(139,470)
Mutual funds	(127,156)	(195,045)
Interest and dividend income	462,312	504,169
Total investment (loss) gain	(1,043,774)	3,944,466
Contributions from:
Employer	568,188	687,460
Employees	642,210	520,348
Total contributions	1,210,398	1,207,808
Total additions	166,624	5,152,274
Deductions from net assets attributed to benefit payments and withdrawals	(1,505,090)	(1,458,977)
Net (decrease) increase	(1,338,466)	3,693,297
Net assets available for plan benefits at beginning of year	17,378,771	13,685,474
Net assets available for plan benefits at end of year	$16,040,305	17,378,771
See accompanying notes to financial statements.

Notes to Financial Statements

December 31, 2002 and 2001

(1) Description of the Plan

The following description of the Chemung Canal Trust Company Profit Sharing, Savings, and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan document or summary plan description for a more complete description of the Plan's provisions.

General

Effective January 1, 1985, the Chemung Canal Trust Company Profit Sharing Plan was restated to incorporate 401(k) savings and investment provisions, and continued as the Plan. Under the restated Plan, investment accounts attributable to employer contributions made for plan years ended before January 1, 1985 were maintained. Participant account balances in these funds at December 31, 1984 became fully vested. Withdrawal privileges continue on these assets with certain limitations on frequency and amount.

Related Party Transactions

Chemung Canal Trust Company (the Company), a wholly owned subsidiary of Chemung Financial Corporation, is the Plan sponsor and acts as Trustee for the Plan's assets. In addition, the Plan invests in common trust funds managed by the Company (representing 33% and 25% of net assets at December 31, 2002 and 2001, respectively) and Chemung Financial Corporation common stock (representing 44% and 64% of net assets at December 31, 2002 and 2001, respectively).

Eligibility

A participant is eligible to make voluntary contributions after three months of employment and attainment of age 21. A participant is eligible for employer matching and discretionary contributions after attainment of age 21 and completion of one year of credited service.

Vesting

Participants are immediately vested in all contributions and earnings thereon.

Notes to Financial Statements

December 31, 2002 and 2001

Contributions

Under the Plan, eligible participants can make voluntary contributions of up to 70% of their current compensation, as defined, for investment in one or all of the available investment alternatives. Contributions are subject to certain Internal Revenue Service limitations in each year ($11,000 for 2002).

The Plan sponsor matches 50% of the voluntary contributions made by an eligible participant up to 6% of the participant's current compensation, as defined. Prior to January 1, 2001, these matching contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these matching contributions were participant-directed. Subsequent to January 1, 2001, these matching contributions are completely participant-directed.

The Plan sponsor may contribute amounts annually at the discretion of the Board of Directors (discretionary contributions). Prior to July 1, 2002, these discretionary contributions were invested in Chemung Financial Corporation common stock, except for participants age 50 or greater, for which these discretionary contributions were participant-directed. Subsequent to July 1, 2002, these discretionary contributions are completely participant-directed. The Plan sponsor has the right to discontinue such discretionary contributions at any time.

Payment of Benefits

Upon termination of service, the participant's account is either maintained in the Plan until age 65, transferred to a physically segregated retirement account in the participant's name, directly rolled over into a qualified retirement plan or paid to the participant in a lump sum.

Administrative Expenses

Administrative costs of the Plan are paid by the Company.

Notes to Financial Statements

December 31, 2002 and 2001

(2) Significant Accounting Policies

Basis of Presentation

The Plan prepares its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates and assumptions.

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(3) Cash and Cash Equivalents

Cash equivalents include highly liquid deposits in money market accounts.

(4) Investments

The Trustee holds the Plan's investment assets and executes transactions therein. Investments in equity or debt securities, or mutual funds that are traded on national securities exchanges, are valued at quoted market prices. Chemung Financial Corporation's common stock is inactively traded in the over-the-counter market. Its market price is determined by the Trustee based upon actual transactions as reported by a brokerage firm that maintains a market in the stock. Units of participation in the Chemung Canal Trust Company Short-Term Bond, Core Bond, Core Growth, and Growth and Income common trust funds are valued based on the underlying quoted market value of the securities held by each fund. Purchases and sales of securities are recorded on a trade date basis.

Investments that represent 5% or more of the net assets available for plan benefits at December 31, 2002 and 2001 are as follows:

	2002	2001
Chemung Financial Corporation common stock	$7,026,523	11,135,826
Chemung Canal Trust Company common trust funds:
Short-Term Bond Fund	1,339,484	*
Core Bond Fund	1,450,940	*
Core Growth Fund	1,588,181	2,319,012
Growth and Income Fund	923,060	*
Dodge & Cox Stock Fund	1,491,668	**

* Less than 5% of the net assets available for plan benefits at December 31, 2001.
** New investment option in 2002.

Notes to Financial Statements

December 31, 2002 and 2001

During 2002 and 2001, the Plan's investments (including investments bought, sold and held during the year) (depreciated) appreciated in value as follows:

	2002	2001
Chemung Financial Corporation common stock	$(714,983)	3,774,812
Chemung Canal Trust Company common trust funds:
Short-Term Bond Fund	$18,749	7,811
Core Bond Fund	27,520	7,705
Core Growth Fund	(578,996)	(132,746)
Growth and Income Fund	(131,220)	(22,240)
	$(663,947)	(139,470)
Mutual funds	$(127,156)	(195,045)

Notes to Financial Statements

December 31, 2002 and 2001

(5) Plan Termination

Although the Plan sponsor has not expressed any intent to terminate the Plan, it may do so at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, participants have a fully vested interest in their accounts and their accounts will be paid to them as provided by the Plan document.

(6) Tax Status

The Internal Revenue Service informed the Plan by a letter dated March 4, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC) and thus are exempt from Federal income taxes. The Plan has been amended since receiving the determination letter. The plan administrator believes the amendments do not significantly alter the design and operation of the Plan, and thus the Plan is still in compliance with the applicable sections of the IRC. In the opinion of the plan administrator, the Plan and its underlying trust have operated within the terms of the Plan document and remain qualified under the applicable provisions of the IRC.

(7) Information Certified by Plan Trustee

The Plan Trustee, Chemung Canal Trust Company, furnished certain information as of December 31, 2001, and for the year then ended, to the plan administrator and certified to its completeness and accuracy. This information included summaries of investments and investment transactions, net appreciation (depreciation) of investments, and interest and dividend income earned.

(8) Nonexempt Transactions

2002

There were unintentional delays by the Plan sponsor in submitting certain employee voluntary contributions totaling $7,000 to the Plan for the period from July 3, 2002 to December 31, 2002. On January 29, 2003, these amounts were remitted to the Plan and invested in the respective investment options selected by the employees. There was also

Notes to Financial Statements

December 31, 2002 and 2001

an unintentional delay by the Plan sponsor in submitting $591 of the February 13, 2002 employee voluntary contributions totaling $21,054 to the Plan. On April 26, 2002, this amount was remitted to the Plan and invested in the respective investment options selected by the employees. penalties related to these unintentional delays were paid by the Plan sponsor.

2001

There were unintentional delays by the Plan sponsor in submitting the May 23, 2001, June 6, 2001, and June 20, 2001, employee voluntary contributions of $20,319, $20,478, and $20,352, respectively, to the Plan. On August 17, 2001, these amounts were remitted to the Plan and invested in the respective investment options selected by the employees. penalties related to these unintentional delays were paid by the Plan sponsor.

Schedule 1

Schedule G, Part III - Nonexempt Transactions

Year ended December 31, 2002
(a) Identity of party involved	(b) Relationship to plan, employer or other party-in-interest	(c) Description of transactions including maturity date, rate of interest, collateral, par, or maturity value	(d) Purchase price	(e) Selling price	(f) Lease rental	(g) Expenses incurred in connection with transaction	(h) Cost of asset	(i) Current value of asset	(j) Net gain or (loss) on each transaction

Chemung Canal Trust Company	Plan sponsor	Employee contributions not timely remitted to the Plan (see also note 8 to the financial statements)	$7,591*	N/A	N/A	N/A	N/A	7,591*	N/A

*This represents the total amount of contributions that were withheld from employees' wages, but were not remitted to the Plan's trust accounts in a timely manner by the Plan sponsor. For purposes of this schedule, contributions were not considered to be remitted timely if they were not remitted to the Plan's trust accounts by the 15th business day following the end of the month in which the amounts were withheld from the employees' wages.

See accompanying independent auditors' report.

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Schedule 2

December 31, 2002
		(c) Description of investment
		including maturity date, rate
	(b) Identity of issue, borrower,	of interest, collateral, par, or	(d) Current
(a)	lessor, or similar party	maturity value	value
*	Chemung Financial Corporation	261,452 shares of common stock	$7,026,523
	Chemung Canal Trust Company
	common trust funds:
*	Chemung Canal Trust Company	130,638 units of Short-Term Bond Fund	1,339,484
*	Chemung Canal Trust Company	140,253 units of Core Bond Fund	1,450,940
*	Chemung Canal Trust Company	137,104 units of Core Growth Fund	1,588,181
*	Chemung Canal Trust Company	69,037 units of Growth and Income Fund	923,060
	Mutual funds:
	Federated Investors	228,681 units of Prime Obligations Fund	228,681
	Federated Investors	222,734 units of Automated Cash Management	222,734
	Federated Investors	8,987 units of Stock Trust Fund	244,262
	Artisan Mutual Fund	15,559 units of International Fund	230,117
	Dodge & Cox Mutual Fund	16,941 units of Stock Fund	1,491,668
	Nicholas-Applegate Mutual Fund	11,517 units of International Growth
		Opportunities Fund	214,210
	Vanguard Mutual Fund	3,042 units of Index Trust 500 Index Fund	246,833
	Westport Investments Mutual Fund	18,996 units of Select Cap Fund	315,150
	AIM Mutual Fund	13,444 units of Small Cap Growth Fund	248,446
	Total investments		$15,770,289
*	Indicates a party-in-interest as defined in the Employee Retirement Income Security Act of 1974.
See accompanying independent auditors' report.

Schedule 3

Schedule H, Line 4j - Schedule of Reportable Transactions

Year ended December 31, 2002
(a) Identity of party involved	(b) Description of asset	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expenses incurred with transaction	(g) Cost of asset	(h) Current value on transaction date	(i) Net gain or (loss)
Federated Investors (series of 323 transactions)	Prime Obligations Fund: Money market fund (4,472,730 units)	$4,472,730	--	--	--	4,472,730	4,472,730	--

Federated Investors (series of 168 transactions)	Prime Obligations Fund: Money market fund (4,362,158 units)	--	4,362,158	--	--	4,362,158	4,362,158	--

Chemung Financial Corporation (series of 7 transactions)	Common stock (3,245 shares)	91,948	--	--	--	91,948	91,948	--

Chemung Financial Corporation (series of 2 transactions)	Common stock (99,595 shares)	--	2,828,448	--	--	1,273,167	2,828,448	1,555,281

Chemung Canal Trust Company (series of 7 transactions)	Core Growth Fund (35,254 units)	453,500	--	--	--	453,500	453,500	--

Chemung Canal Trust Company (series of 5 transactions)	Core Growth Fund (46,562 units)	--	605,335	--	--	481,242	605,335	124,093

Chemung Canal Trust Company (series of 10 transactions)	Core Bond Fund (99,612 units)	1,012,414	--	--	--	1,012,414	1,012,414	--

Chemung Canal Trust Company (series of 2 transactions)	Core Bond Fund (7,834 units)	--	79,003	--	--	78,008	79,003	995

Dodge & Cox (series of 18 transactions)	Stock Fund (17,142 units)	1,456,655	--	--	--	1,456,655	1,456,655	--

Dodge & Cox (series of 5 transactions)	Stock Fund (201 units)	--	17,542	--	--	17,067	17,542	475
				14
Schedule H, Line 4j - Schedule of Reportable Transactions (continued) Schedule 3 Year ended December 31, 2002

Reportable transactions, for purposes of this schedule are:

  A single transaction within the plan year in excess of 5% of the current value of the plan assets at the beginning of the plan year;
  Any series of transactions with, or in conjunction with, the same person, involving property other than securities, which amount in the aggregate within the plan year (regardless of the category of asset and the gain or loss on any transaction) to more than 5% of the current value of plan assets at the beginning of the Plan year;
  Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets at the beginning of the Plan year; and
  Any transaction within the plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single transaction within the plan year with such person, with respect to securities, exceeds 5% of the current value of plan assets at the beginning of the Plan year.

See accompanying independent auditors' report.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CHEMUNG CANAL TRUST COMPANY PROFIT SHARING, SAVINGS & INVESTMENT PLAN

Administrator: CHEMUNG CANAL TRUST COMPANY

Date: June 30, 2003 By:/s/Linda M. Struble

Plan Administrator